Exhibit 99.1

FINAL –FOR RELEASE

ProQR Appoints David M. Rodman, MD as

Chief Development Strategy Officer

LEIDEN, the Netherlands, March 27, 2017 — ProQR Therapeutics N.V. (Nasdaq: PRQR) today announced that it appointed David M. Rodman, MD as Chief Development Strategy Officer. Dr. Rodman has had a long career in drug development including leadership roles in translational medicine, rare disease drug development, and RNA therapeutics. Dr. Rodman’s experience includes a leadership role in developing two approved medicines for cystic fibrosis (CF) at Vertex Pharmaceuticals, as vice president and head of respiratory drug development. He was also the head of translational medicine at Novartis Institute for Biomedical Research. More recently, he was the Chief Medical Officer at MiRagen and Nivalis. Expansion of the ProQR management team will allow the company to unlock the potential of RNA therapeutics as well as expand business capabilities needed to advance the development of our product candidates that now include three programs: QR-010 for CF, QR-110 for Leber’s congenital amaurosis Type 10, and QR-313 for dystrophic epidermolysis bullosa.

“At ProQR we are just beginning to capitalize on the power of RNA based therapeutics. We believe RNA therapeutics offers a powerful therapeutic approach to severe genetic disease. We believe the RNA approach has advantages over other approaches, and we are excited to fully explore the possibilities for patients. By adding Dave to our leadership, we will be able to strengthen our portfolio and strategically build our pipeline of RNA approaches to treating disease.” said Noreen R. Henig, MD, Chief Medical Officer.

“There are very few opportunities like ProQR where a great team, cutting edge science and the passion for patients come together” said David M. Rodman, MD, “In joining ProQR I look forward to continue to make an effort for CF patients, but also on making a big impact for patients suffering from other rare diseases.”

“In the ProQR tradition of only working with the best of the best, I’m very pleased that Dave is joining our team” said Daniel de Boer, Chief Executive Officer of ProQR. “Between Gerard (Platenburg, Chief Innovation Officer), Dave and Noreen we cover all key capabilities from invention to translation to late stage development.”

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as cystic fibrosis, Leber’s congenital amaurosis Type 10 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. *Since 2012*

About Cystic Fibrosis

CF is the most common fatal inherited disease in the Western world and affects an estimated 65,000 patients worldwide. In people with CF, a defective CFTR gene causes a thick, buildup of mucus in the lungs, pancreas and other organs. In the lungs, the mucus clogs the airways and traps bacteria leading to infections, extensive lung damage and eventually, respiratory failure. There is no cure for CF. Disease manifestations lead to a shortened life expectancy with a median age of death of 30 years or less. Although over 1,900 CF-causing gene mutations have been identified, approximately 85% of all CF patients are affected by the F508del mutation. Among all CF patients, approximately 45% are homozygous for the F508del mutation.

About Leber’s Congenital Amaurosis Type 10

Leber’s congenital amaurosis is the most common genetic cause of blindness in children and consists of a group of diseases of which LCA Type 10 (LCA 10) is one of the more severe forms. LCA 10 leads to progressive loss of vision causing most patients to lose their sight in the first few years of life. To date, there are no treatments approved or product candidates in clinical development that treat the underlying cause of this specific subtype of the disease. LCA 10 is caused by mutations in the CEP290 gene of which the p.Cys998X mutation is most common. Although prevalence rates vary, we believe approximately 2,000 people in the Western world have LCA 10 because of this mutation.

About Dystrophic Epidermolysis Bullosa

Dystrophic epidermolysis bullosa (DEB) is a rare genetic disorder of the skin and mucosal membranes and is characterized by fragile skin, severe blistering and poorly healing wounds that result from minimal pressure. Some forms of DEB are painful and debilitating and are associated with very low quality of life and a limited life expectancy. The disease is caused by mutations in the COL7A1 gene that lead to a weak connection between the dermis (inner layer) and the epidermis (outer layer) in the skin. Approximately 2,000 patients have DEB because of mutations in exon 73 of the COL7A1 gene. There is currently no treatment available.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, QR-110 and QR-313, statements regarding our ongoing and planned discovery and development of existing and future product candidates, statements regarding our RNA approach to treating diseases and statements regarding the appointment of David M. Rodman to our management team. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Sariette Witte

Investor Relations

T: +1 213 261 8891

ir@proqr.com